

15046051

ANNUAL AUDITED REPORT SEC
FORM X-17A-5    Mail Processing
PART III    Section

MAR 0 3 2015
Washington DC
404

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| SEC FILE NUMBER |
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  J. ALDEN Associates Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Rd    Suite 837
(No. and Street)

JENKINTOWN                PA              19046
(City)                     (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E Klein    CPA
(Name – if individual, state last, first, middle name)

3993 Huntingdon Pk  Suite 201  Huntingdon Valley  PA  19006
(Address)             (City)                (State)      (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

# OATH OR AFFIRMATION

I, _____ *PETER ENGELBACH* _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ *J ALDEN ASSOCIATES INC* _____ , as
of _____ *12TH* - *FEBRUARY* _____ , 20 *15* , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

_____
*PRESIDENT*
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*David E. Klein*

*Certified Public Accountant*

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

*3993 Huntingdon Pike, Suite 201*

*Huntingdon Valley, Pennsylvania 19006*

*(215) 947-5474*

*Fax: (215) 947-9706*

*Email* DAVIDKLEINCPA@GMAIL.COM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of J. Alden Associates, Inc.

We have audited the accompanying financial statements of J. Alden Associates, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. J. Alden Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of J. Alden Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of J. Alden Associates, Inc.'s financial statements. The supplemental information is the responsibility of J. Alden Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*David E. Klein*

David E. Klein

Huntingdon Valley, PA

February 12, 2015

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 137,234 |
| Restricted Cash | | 25,020 |
| Receivables From Brokers and Dealers | | 10,540 |
| Receivables From Non-Customers | | 145,570 |
| Securities Owned: | | |
| Marketable, at Market Value | | 28,141 |
| Prepaid Expenses | | 8,198 |
| Total Current Assets | $ | 354,703 |

**FURNITURE AND EQUIPMENT**

| | |
|---|---:|
| Security Deposits | 2,315 |
| Furniture and Equipment, at Cost | |
| Less: Accumulated Depreciation of $72,704 | 4,609 |
| Total Furniture and Equipment | 6,924 |

| | | |
|---|---|---:|
| **TOTAL ASSETS** | $ | 361,627 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | 291,444 |
| Accrued Taxes | | 928 |
| Total Current Liabilities | | 292,372 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---:|
| Common Stock, 2,000 shares authorized, 1,303 issued, | |
| 1073 shares outstanding, no par value, no stated value | 142,804 |
| Retained Earnings (Deficit) | (51,136) |
| Less: Common Stock in Treasury, 230 shares at cost | (22,413) |
| Total Stockholder's Equity | 69,255 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 361,627 |

The accompanying notes are an integral part of these financial statements.

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

### STATEMENT OF INCOME AND COMPREHENSIVE INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---:|
| **Revenues** | |
| Commissions | $ 4,186,504 |
| Interest and Dividends | 518 |
| Realized Gain (Loss) on Marketable Securities | (1,362) |
| Unrealized Gain (Loss) on Marketable Securities | 2,333 |
| Total Revenues | 4,187,993 |
| | |
| **Expenses** | |
| Commission Expense | 3,576,980 |
| Employee Compensation and Benefits | 248,453 |
| Clearance Fees | 44,477 |
| Professional Fees | 25,624 |
| Travel and Entertainment | 30,016 |
| Occupancy Expense | 23,028 |
| Communication Expense | 20,965 |
| Taxes, Other than Income Taxes | 16,761 |
| Equipment Rental | 3,020 |
| Other Operating Expenses | 85,283 |
| Total Expenses | 4,074,607 |
| | |
| Net Income | $ 113,386 |

The accompanying notes are an integral part of these financial statements.

## J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2014

Common Stock, no par Value, 2000 Shares Authorized,
1303 Shares Issued

| | |
|---|---:|
| Shares Outstanding, January 1, 2014 | 1,073 |
| Shares Outstanding December 31, 2014 | 1,073 |
| Balance, at Cost, Beginning and End of Year | $ 142,804 |

Treasury Stock, Cost

| | |
|---|---:|
| Shares, January 1, 2014 | 230 |
| Shares, December 31, 2014 | 230 |
| Balance, Beginning and End of Year | $ (22,413) |

Retained Earnings (Deficit)

| | |
|---|---:|
| Balance, January 1, 2014 | $ (37,264) |
| Net Income | 113,386 |
| Distributions to Shareholder | (127,258) |
| Balance, December 31, 2014 | $ (51,136) |

| | |
|---|---:|
| Total Stockholder's Equity | $ 69,255 |

The accompanying notes are an integral part of these financial statements.

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
### OF GENERAL CREDITORS
### FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| Subordinated Borrowings at January 1, 2014 | $ 0 |
| Changes In Subordinated Borrowings | 0 |
| Subordinated Borrowings at December 31, 2014 | $ 0 |

The accompanying notes are an integral part of these financial statements.

## J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---:|
| Cash Flows From Operating Activities: | |
| Net Income | $ 113,386 |
| Adjustments to Reconcile Net Income to Net Cash | |
| Used by Operating Activities: | |
| Depreciation Expense | 2,314 |
| Unrealized Gain on Marketable Securities | (2,333) |
| Realized Loss on Marketable Securities | 1,362 |
| (Increase) Decrease In Assets | |
| Accounts Receivable | (94,398) |
| Prepaid Expenses | (200) |
| Employee Advances | 886 |
| Increase (Decrease) In Liabilities: | |
| Accounts Payable and Accrued Expenses | 207,847 |
| Accrued Taxes | (13,095) |
| Total Adjustments | 102,383 |
| Net Cash Provided by Operating Activities | 215,769 |
| Cash Flows From Investing Activities: | |
| Purchase of Fixed Assets | (3,004) |
| Proceeds From Sale of Securities | 9,316 |
| Purchase of Securities | (6,607) |
| Net Cash Used By Investing Activities | (295) |
| Cash Flows From Financing Activities: | |
| Distributions to Shareholder | (127,258) |
| Net Cash Used By Financing Activities | (127,258) |
| Net Increase In Cash | 88,216 |
| Cash - January 1, 2014 | 74,038 |
| Cash - December 31, 2014 | 162,254 |
| Supplemental Cash Flows Disclosures: | |
| Interest Paid | $ 0 |

The accompanying notes are an integral part of these financial statements.

Note 1

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

## USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $ - 0 – for the year ended December 31, 2014.

## FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line methods, for financial reporting purposes, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

| | |
|---|---|
| Furniture | 7 Years |
| Office Equipment | 5 Years |
| Computer Equipment | 3 Years |

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

## CASH, RESTRICTED CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

---

The accompanying notes are an integral part of these financial statements.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2011 through 2014 are subject to examination by the taxing authorities, generally for three years after they were filed.

Note 2

MARKETABLE SECURITIES

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities'. Under this classification, investments are stated at fair value.

|  | Costs | Unrealized Gains | Unrealized Losses | Market |
|---|---|---|---|---|
| Equity Securities | $ 25,808 | $ 2,333 | $ - 0 - | $ 28,141 |

Note 3

FAIR VALUE MEASUREMENTS

The Company measures on a recurring basis of its investments at fair value in accordance with FASB codification (Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy priorities the inputs used in determining valuations into three (3) levels. The levels of fair value hierarchy are as follows:

Level 1: Securities traded on an active market. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Shares of stock are valued at quoted market prices at year-end.

Level 2: Securities not traded on an active market but observable market inputs are readily available. No Level 2 inputs were available to the Company.

Level 3: Securities not traded on an active market and observable inputs are not readily available. No Level 3 inputs were available to the Company.

The accompanying notes are an integral part of these financial statements.

Note 3

FAIR VALUE MEASUREMENTS , Continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014:

Shares of Stock:
Valued at quoted market prices of shares held by the Company at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity Securities | $ 28,141 | $ - 0 - | $ - 0 - | $ 28,141 |

Note 4

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2014 consists of the following:

| | |
|---|---|
| Furniture | $ 62,614 |
| Computer Equipment | 13,464 |
| Office Equipment | 1,235 |
| Total | 77,313 |
| Less: Accumulated Depreciation | 72,704 |
| Total Furniture, Equipment and Depreciation | $ 4,609 |

Depreciation expense for the year ended December 31, 2014 was $2,314.

The accompanying notes are an integral part of these financial statements.

Note 5

## COMMISSIONS RECEIVABLE

Commissions receivable consists of amounts due from insurance and investment sales due within thirty (30) days.

Note 6

## OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities and office equipment. Rent expense incurred for the year ended December 31, 2014 was $23,028. As of December 31, 2014, the remaining future minimum lease payments are as follows:

| | |
|---|---|
| December 31, 2015 | $ 9,270 |

Note 7

## PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of the board of directors. For the year ended December 31, 2014, there was no discretionary contribution.

Note 8

## NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the financial Industry Regulatory Authority ("FINRA") AND THE Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2014, the Company had net capital of approximately $30,777 which was $11,286 in excess of the $19,491 required to be maintained at that date. The Company's net capital ratio was 9.50 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The accompanying notes are an integral part of these financial statements.

Note 9

## SUBSEQUENT EVENTS

Management has evaluated events through February 12, 2015, the date on which the financial statements were available to be issued.

Note 10

## CONTINGENCIES

In the normal course of business, there can be various claims against the Company. In the opinion of the Company's management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company's financial position.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

### SCHEDULE I
### COMPUTATION OF NET CAPITALUNDER RULE 15c3-1
### OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2014

NET CAPITAL

| | | |
|---|---|---:|
| Total Stockholder's Equity Qualified for Net Capital | $ | 69,255 |
| Add: | | |
| A. Subordinated Borrowings Allowable in Computation of Net Capital | | 0 |
| | | |
| Total Capital and Allowable Subordinated Liabilities | | 69,255 |
| | | |
| Deductions and/or Charges | | |
| A. Non-Allowable Assets | | |
| Receivables - Other | $ | 0 |
| Receivables From Non-Customers | | 18,960 |
| Furniture and Equipment | | 4,609 |
| Other Assets | | 10,513 |
| Total Deductions/and or Charges | | 34,082 |
| | | |
| Net Capital Before Haircuts on Securities Positions | | 35,173 |
| | | |
| Haircuts on Securities | | |
| A. Trading Securities | $ | 4,396 |
| | | |
| Net Capital | $ | 30,777 |

AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Items Included in Statement of Financial Condition: | | |
| Accounts Payable, Accrued and Other Liabilities | $ | 292,372 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum Net Capital Required | $ | 19,491 |
| | | |
| Ratio: Aggregate Indebtedness to Net Capital | | 9.50 To 1 |

RECONCILATION WITH COMPANY'S COMPUTATION

| | | |
|---|---|---:|
| Net Capital, as Reported in Company's Part II (Unaudited) Focus Report | $ | 30,777 |
| Net Audit Adjustments | | 0 |
| | | |
| Net Capital Per Above | $ | 30,777 |

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

## J. ALDEN ASSOCIATES, INC.
### (AN S CORPORATION)

### SCHEDULE III
### INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2014

---

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15c3-3):

    $ 0

    A. Number of Items

    $ 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:

    $ 0

    A. Number of Items

    $ 0

---

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS
DECEMBER 31, 2014

Not Applicable

The accompanying notes are an integral part of these financial statements.

*David E. Klein*

*Certified Public Accountant*

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

*3993 Huntingdon Pike, Suite 201*

*Huntingdon Valley, Pennsylvania 19006*

*(215)947-5474*

*Fax (215)947-9706*

*Email* DAVIDKLEINCPA@GMAIL.COM

---

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of J. Alden Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by J. Alden Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*David E. Klein*

David E. Klein

Huntingdon Valley, PA

February 12, 2015

*David E. Klein*

*Certified Public Accountant*

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

*3993 Huntingdon Pike, Suite 201*

*Huntingdon Valley, Pennsylvania 19006*

*(215) 947-5474*

*Fax: (215) 947-9706*

*Email* DAVIDKLEINCPA@GMAIL.COM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying 15c3-3, in which (1) J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*David E. Klein*

David E. Klein

Huntingdon Valley, PA

February 12, 2015

# J. Alden Associates, Inc.

Peter A. Engelbach
President

The Pavilion
P.O. Box 744
Jenkintown, PA 19046
(215) 572-8700
www.j-alden.com

## EXEMPTION REPORT

## Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J. Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014.
2. J. Alden Associates, Inc. met the identified exemption provisions in SEC Rule 15c3 (k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014 without exemption.

Sign: _____ Date: 2/27/15

Officer: _____President_____